SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 4)

DIGIMARC CORPORATION

(Name of Subject Company)

DIGIMARC CORPORATION

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

253807101

(CUSIP Number of Class of Securities)

Bruce Davis

Chief Executive Officer and Chairman of the Board

Digimarc Corporation

9405 S.W. Gemini Drive

Beaverton, Oregon 97008

(503) 469-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Roy W. Tucker, Esq.
Perkins Coie LLP
1120 N.W. Couch Street, 10th Floor
Portland, OR 97209
(503) 727-2000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2008 (as the same has been or may be amended or supplemented from time to time, the “Schedule 14D-9”) by Digimarc Corporation, a Delaware corporation (“Digimarc”).  The Schedule 14D-9 relates to the tender offer by Dolomite Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of L-1 Identity Solutions, Inc., a Delaware corporation (“L-1”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Digimarc, together with the associated preferred stock purchase rights of Digimarc (collectively, the “Shares”) at a purchase price of $12.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 17, 2008 (the “Amended and Restated Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (that, together with the Amended and Restated Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).  The Offer is being made in connection with an Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, as amended by Amendment No. 1, dated as of July 17, 2008, by and among L-1, Purchaser and Digimarc (as such may be amended or supplemented from time to time, the “Merger Agreement”).  The Offer is described in the Schedule TO, filed by L-1 and Purchaser with the SEC on July 3, 2008, as amended by Amendment No. 1, filed by L-1 and Purchaser with the SEC on July 17, 2008 (as such may be amended or supplemented from time to time, the “Schedule TO”).

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.                    The Solicitation or Recommendation.

1.               Under Item 4(b) “Background and Reasons for the Recommendation of Digimarc’s Board of Directors,” the second paragraph of the section entitled “Reasons for the Recommendation of Digimarc’s Board of Directors” is amended and restated in its entirety as follows:

“The Offer and the Merger will create significant stockholder value with respect to Digimarc’s secure ID business. In light of the continuing trend of increasing competition, and the resulting uncertainty this competition represents with respect to smaller secure ID companies, Digimarc’s board of directors believes that the Merger presents an opportunity to realize the value of the secure ID business, which view is supported by the significant premium represented by the secure ID business implicit in the Offer Price. Based on the closing price of L-1 common stock on March 14, 2008, the date prior to the announcement of the Merger that Imperial Capital used to conduct its analysis, and before attributing any value to the spin-off of the digital watermarking business to the Stockholders, the Offer Price implies:

•                  a 77.2% premium, based on the closing price of Digimarc common stock on March 14, 2008,

•                  a 59.9% premium, based on the weighted-average closing price of Digimarc common stock for the three months ended March 14, 2008,

•                  a 53.4% premium, based on the average closing price of Digimarc common stock for the six months ended March 14, 2008,

•                  a 41.7% premium, based on the average closing price of Digimarc common stock for the year ended March 14, 2008, and

•                  a 65.2% premium, based on the average closing price of Digimarc common stock for the three years ended March 14, 2008.”

Item 9.                    Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name
(a)(18)	Presentation slides for Digimarc’s July 18, 2008 webcast (incorporated by reference to Exhibit 99.1 to Digimarc’s Current Report on Form 8-K filed with the SEC on July 18, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2008

DIGIMARC CORPORATION

By:	/s/	BRUCE DAVIS
Bruce Davis
Chairman and Chief
Executive Officer

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(18)	Presentation slides for Digimarc’s July 18, 2008 webcast (incorporated by reference to Exhibit 99.1 to Digimarc’s Current Report on Form 8-K filed with the SEC on July 18, 2008).